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                                                                    Exhibit 99.1

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's 2001 Annual Report on Form 10-K/A is filed as to matters incorporated by reference in Note 2 to Part I, Item 1 Notes to Consolidated Financial Statements.

2001 TRANSACTIONS: On August 31, 2001, the Company acquired certain assets of the carbon fiber business of BP plc ("BP"). The BP carbon fiber business had sales for the first half of 2001 of approximately $17 (unaudited) of which approximately 50% were sales to Cytec Engineered Materials ("CEM"), formerly known as Cytec Fiberite. CEM uses carbon fiber to reinforce engineered resin matrices and produce composites for a diverse range of commercial and military aerospace applications and other emerging applications. The acquisition enhances CEM's ability to maintain an uninterrupted supply of certain classes of carbon fiber. The acquisition, which includes manufacturing sites in Greenville and Rock Hill, SC, is reported as part of the Company's Specialty Materials segment.

In accordance with SFAS No. 141, "Business Combinations," after reducing to zero the amounts that would otherwise have been assigned to certain assets acquired, the remaining "negative goodwill" was recognized as an extraordinary gain of $4.9, net of taxes, which related to the fair value of the inventories acquired less liabilities assumed. Taxes recorded related to the extraordinary gain were $2.6.

On March 30, 2001, the Company acquired the composite materials business of Minnesota Mining and Manufacturing Company ("3M") for cash consideration of $8.2. The acquisition resulted in goodwill of $3.5, which the Company has been amortizing on a straight-line basis over a period of 25 years. The acquired business has been integrated into the Company's Specialty Materials segment.

On March 27, 2001, the Company acquired the remaining 50% interest in the assets of the Avondale Ammonia Company manufacturing joint venture effective as of September 1, 2000, from the Company's partner, LaRoche Industries Inc. ("LaRoche"). The Company paid cash consideration of $0.8 and released certain claims against LaRoche relating to LaRoche's rejection of the partnership agreements. No goodwill was recognized as a result of this transaction. In the second quarter of 2001, the ammonia manufacturing facility was indefinitely mothballed.

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's 2001 Annual Report on Form 10-K/A is filed as to matters incorporated by reference in Note 13 to Part I, Item 1 ("Notes to Consolidated Financial Statements").

FINANCIAL INSTRUMENTS: Financial instruments reflected in the Consolidated Balance Sheets include cash and cash equivalents, accounts receivable, certain other assets, accounts payable, long-term debt and certain other liabilities. Fair values were determined through a combination of management estimates and information obtained from third parties using the latest available market data.

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The Company uses derivative instruments in accordance with Company-established policies to manage exposure to fluctuations in foreign exchange rates, certain commodity (e.g., natural gas) prices and interest rates. Those policies require that derivatives utilized by the Company relate to an underlying exposure whose terms have been identified, have an amount and a maturity date that does not essentially exceed the amount or maturity date of the underlying exposure, be structured as a hedge with a very high degree of correlation and be formally documented at the inception of each derivative transaction and evaluated throughout the term of the derivative. Derivative instruments utilized by the Company include foreign exchange forward contracts, natural gas forward contracts, interest rate swaps, interest rate lock agreements and put options indexed to the Company's stock. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Moreover, the Company enters into financial instrument transactions with either major financial institutions or highly-rated counterparties and makes reasonable attempts to diversify transactions among counterparties, thereby limiting exposure to credit- and performance-related risks.

Foreign exchange forward contracts are utilized by the Company to hedge accounts receivable, accounts payable and inter-company loans that are denominated in a currency other than the functional currency of the business. The Company's practice has been to hedge foreign currency exposures with foreign exchange forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the fair value, cash flows or future earnings of the hedged item or transaction. Foreign exchange forward contracts are reported as either assets or liabilities on the balance sheet with changes in their fair value recorded in other income, net, together with the offsetting gain or loss on the hedged asset or liability. To the extent that the Company's strategy for managing foreign exchange risk changes, including the use of derivative instruments other than forward contracts or hedging other than recognized assets or liabilities, the accounting methods used to record those transactions may differ from the policies described above.

The Company selectively utilizes natural gas forward contracts to hedge its exposure to price risk associated with the purchase of natural gas primarily for utility purposes. The maturity of these contracts correlate highly to the actual purchases of the commodity and have the effect of securing predetermined prices that the Company pays for the underlying commodity. While these contracts are structured to limit the Company's exposure to increases in commodity prices, they can also limit the potential benefit the Company might have otherwise received from decreases in commodity prices. Because the Company takes actual delivery of the physical commodity, natural gas forward contracts are not required to be recognized on the balance sheet at fair value. Instead, realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. To the extent that the Company's strategy for managing commodity price risk changes, including the use of financially settled derivative instruments, the accounting methods used to record those transactions may differ from the policies described above.

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In connection with the Company's stock repurchase program, the Company selectively utilizes freestanding put option contracts that are indexed to the Company's stock and entitle the holder to sell shares of the Company's common stock to the Company at specified exercise prices. In lieu of purchasing the shares from the put option holders, the Company has the right to elect settlement by paying the holders of the put options the excess of the strike price over the then market price of the shares in either cash or shares of the Company's common stock (i.e., net cash or net share settlement). The put option contracts are initially measured at fair value and reported in Stockholders' Equity. Subsequent changes in fair value are not recognized in the financial statements.

The Company may use fixed and floating interest rate swap agreements to synthetically obtain lower cost borrowings and to alter its exposure to the impact of changing interest rates on the consolidated results of operations and future cash flows. Interest rate swap agreements used to convert fixed rate interest obligations to variable rate obligations will generally be reported on the balance sheet with changes in fair value recorded in interest expense, net, together with changes in the fair value of the hedged portion of the obligation. Interest rate swap agreements used to convert variable rate interest obligations to fixed rate obligations will generally be reported on the balance sheet with changes in fair value attributable to the portion of the instrument considered to be effective, recorded in other comprehensive income (loss) on an after-tax basis. Amounts reported in other comprehensive income (loss) will be reclassified into earnings in the period that the hedged exposure impacts earnings.

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's 2001 Annual Report on Form 10-K is filed as to matters incorporated by reference in Part I, Item 2 ("Management's Discussion and Analysis of Financial Condition and Results of Operations").

Significant Accounting Estimates

Accounting principles generally accepted in the United States of America require management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements and the notes thereto. The areas discussed below involve the use of significant judgment in the preparation of the Company's financial statements and changes in the estimates and assumptions used may impact future results of operations and financial condition.

ENVIRONMENTAL: It is the Company's policy to accrue, and charge against earnings, environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. As assessments and cleanups proceed, these accruals are reviewed periodically and adjusted, if necessary, as additional information becomes available. These accruals can change substantially due to such factors as additional information on the nature or extent of contamination, methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years.

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POSTRETIREMENT BENEFITS: The Company sponsors postretirement benefit plans. The postretirement plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The accrued postretirement benefit cost at December 31, 2001 and 2000, includes $20.0 in accrued expenses and $257.9 and $271.8, respectively, in other noncurrent liabilities. The key determinants of the accumulated postretirement benefit obligations ("APBO") are discount rate, expected return on plan assets and healthcare cost trend rate. The healthcare cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO at December 31, 2001, and the 2001 aggregate service and interest cost by approximately $22.9 and $1.8, respectively, and decreasing the healthcare cost trend rate by one percentage point in each year would decrease the APBO at December 31, 2001 and the 2001 aggregate service and interest cost by approximately $20.8 and $1.7, respectively. For further information, see Note 12 of the Notes to the Consolidated Financial Statements and further discussions included in this Management's Discussion and Analysis.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF:
Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Several estimates are made when reviewing for impairments such as market and revenue growth, cost estimates and technological changes. These factors are reviewed annually. For goodwill, beginning in 2002 the Company will apply SFAS142, which requires that goodwill be reviewed for impairments at least annually and written down in the periods in which it is determined that the recorded value is greater than the fair value. To accomplish this, the Company has to determine the fair value of each reporting unit and compare it to the reporting unit's carrying value. If a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must then compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to its assets and liabilities in a manner similar to a purchase price allocation, to its carrying value.

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's 2001 Annual Report on Form 10-K is filed as to matters incorporated by reference in Part I, Item 3 ("Quantitative and Qualitative Disclosures About Market Risk").

The following discussion provides forward-looking quantitative and qualitative information about the Company's potential exposures to market risk arising from changes in foreign currency exchange rates, commodity prices, interest rates and equity price changes. Actual results could differ materially from those projected in this forward-looking analysis.

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Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings.

In the ordinary course of business, the Company is exposed to various market risks, including fluctuations in foreign currency exchange rates, commodity prices and interest rates. To manage the exposure related to these risks, the Company may engage in various derivative transactions in accordance with Company-established policies. The Company does not hold or issue financial instruments for trading or speculative purposes. Moreover, the Company enters into financial instrument transactions with either major financial institutions or highly-rated counterparties and makes reasonable attempts to diversify transactions among counterparties, thereby limiting exposure to credit- and performance-related risks.

FOREIGN EXCHANGE RATE RISK: The risk of adverse exchange rate fluctuations is mitigated by the fact that there is no concentration of foreign currency exposure. In addition, the Company enters into foreign exchange forward contracts primarily to hedge currency fluctuations of transactions denominated in foreign currencies. At December 31, 2001, the principal transactions hedged were accounts receivable, accounts payable and inter-company loans denominated in a currency other than the functional currency of the business. The Company's practice is to hedge foreign currency exposures with foreign exchange forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the fair value, cash flows or future earnings of the hedged item or transaction. Foreign exchange forward contracts are reported as either assets or liabilities on the balance sheet with changes in their fair value recorded in other income, net, together with the offsetting gain or loss on the hedged asset or liability.

At December 31, 2001, the Company had net foreign exchange contracts to purchase an aggregate of 20.0 Euros, 10.7 British pounds and 1.2 Norwegian krone for U.S. dollars. The Company also had net contracts for the following U.S. dollar equivalent aggregate amounts: contracts to purchase 1.3 Norwegian krone for other European currencies, primarily British pounds; contracts to purchase 18.3 British pounds for Euros; contracts to purchase 10.3 Norwegian krone for Euros and contracts to sell 0.3 of other currencies for Euros. The fair value of foreign exchange contracts, based on forward exchange rates at December 31, 2001, exceeded contract values by approximately $0.6. Assuming that year-end exchange rates between the underlying currencies of all outstanding foreign exchange contracts and the various hedged currencies were to adversely change by a hypothetical 10%, the change in the fair value of all outstanding contracts at year-end would be a decrease of approximately $6.3. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would be offset by changes in the underlying value of the transaction being hedged.

COMMODITY PRICE RISK: The Company selectively utilizes natural gas forward contracts to hedge its exposure to price risk associated with the purchase of natural gas primarily for utility purposes. The maturity of these contracts correlate highly to the actual purchases of

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the commodity and have the effect of securing predetermined prices that the
Company pays for the underlying commodity. While these contracts are structured to limit the Company's exposure to increases in commodity prices, they can also limit the potential benefit the Company might have otherwise received from decreases in commodity prices. Because the Company takes actual delivery of the physical commodity, natural gas forward contracts are not required to be recognized on the balance sheet at fair value, instead realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. To the extent that the Company's strategy for managing commodity price risk changes, including the use of financially settled derivative instruments, the accounting methods used to record those transactions may differ from the policies described above.

At December 31, 2001, the Company had $6.8 notional value of natural gas forward contracts with January through October, 2002, delivery dates outstanding. Based on year-end NYMEX prices, the Company had a net unrealized loss of $0.7. Assuming that year-end prices were to adversely change by a hypothetical 10%, the incremental increase in cost of goods sold would be approximately $0.6.

INTEREST RATE RISK: At December 31, 2001, the financial liabilities of the Company consisted primarily of fixed rate long-term debt, which had a carrying value of $314.7, a principal balance of $320.0 and a fair value, based on dealer quoted values, of approximately $321.9. Assuming other factors are held constant, interest rate changes generally affect the fair value of fixed rate debt, but do not impact earnings or cash flows. Accordingly, assuming a hypothetical increase of 1% in interest rates and all other variables were to remain constant, interest expense would not change, and the fair market value of the fixed rate long-term debt would decrease approximately $9.5.

EQUITY PRICE RISK: In connection with the Company's stock repurchase program, the Company selectively utilizes freestanding put option contracts that are indexed to the Company's stock and entitle the holder to sell shares of the Company's common stock to the Company at specified exercise prices. In lieu of purchasing the shares from the put option holders, the Company has the right to elect settlement by paying the holders of the put options the excess of the strike price over the then market price of the shares in either cash or shares of the Company's common stock (i.e., net cash or net share settlement). The put option contracts are initially measured at fair value and reported in Stockholders' Equity. Subsequent changes in fair value are not recognized in the financial statements. At December 31, 2001, there were no put options outstanding.

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's 2001 Annual Report on Form 10-K is filed as to matters incorporated by reference in Part II, Item 1 ("Legal Proceedings").

The Company is subject to various federal, state and foreign laws and regulations which impose stringent requirements for the control and abatement of air and water pollutants and contaminants and the manufacture, transportation, storage, handling and disposal of hazardous substances, hazardous wastes, pollutants and contaminants.

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In particular, under the Comprehensive Environmental Response, Compensation and
Liability Act ("CERCLA") and various other federal and state laws, a current or previous owner or operator of a facility may be liable for the removal or remediation of hazardous materials at the facility. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous materials. In addition, pursuant to the Resource Conservation and Recovery Act ("RCRA") and state laws governing the generation, transportation, treatment, storage or disposal of solid and hazardous wastes, owners and operators of facilities may be liable for removal or remediation, or other corrective action at areas where hazardous materials have been released at a facility. The costs of removal, remediation or corrective action may be substantial, and the presence of hazardous materials in the environment at any of the Company's facilities, or the failure to abate such materials promptly or properly, may adversely affect the Company's ability to operate such facilities. CERCLA and analogous state laws also impose liability for investigative, removal and remedial costs on persons who dispose of or arrange for the disposal of hazardous substances at facilities owned or operated by third parties. Liability for investigative, removal and remedial costs under such laws is retroactive, strict, and joint and several.

The Clean Air Act and similar state laws govern the emission of pollutants into the atmosphere. The Federal Water Pollution Control Act and similar state laws govern the discharge of pollutants into the waters of the United States. RCRA and similar state laws govern the generation, transportation, treatment, storage, and disposal of solid and hazardous wastes. The Toxic Substances Control Act regulates the manufacture, processing, and distribution of chemical substances and mixtures, as well as the disposition of certain hazardous substances. In addition, certain state and federal laws govern the abatement, removal, and disposal of asbestos-containing materials and the maintenance of underground storage tanks and equipment which contains or is contaminated by polychlorinated biphenyls.

The costs of compliance with such laws and regulations promulgated thereunder may be substantial, and regulatory standards under such statutes tend to evolve towards more stringent requirements, which might, from time-to-time, make it uneconomic or impossible to continue operating a facility. Non-compliance with such requirements at any of the Company's facilities could result in substantial civil penalties or the inability of the Company to operate all or part of the facility.